SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Professional Diversity Network, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74312Y103
(CUSIP Number)

Stephen E. Older
McGuireWoods LLP
1345 Avenue of the Americas, 7th Floor
New York, NY 10105-0106
(212) 548-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y103

1	NAMES OF REPORTING PERSON Daniel Ladurini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,541 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,290,541 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,541 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 2,071,781 shares held by the Ladurini Family Trust, for which Daniel Ladurini is Trustee. Mr. Ladurini holds voting and dispositive power over the shares held by the Ladurini Family Trust. Prior to the consummation of the Issuer’s initial public offering in March 2013, the Ladurini Family Trust entered into option agreements with certain of the Issuer’s directors and officers pursuant to which such directors and officers may purchase, during a ten year exercise period, from the Ladurini Family Trust, up to 10% of the Issuer’s shares of Common Stock held by the Ladurini Family Trust, at $8.00 per share, the initial public offering price.

(2)
Based upon 14,598,072 shares of the Issuer’s Common Stock issued and outstanding as of April 24, 2015 (the number of shares reported on the Issuer’s proxy statement on Schedule 14A for the 2015 annual meeting of the Issuer’s stockholders.

CUSIP No. 74312Y103

1	NAMES OF REPORTING PERSON James Kirsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,061,966 (1)
	8	SHARED VOTING POWER 2,000 (2)
	9	SOLE DISPOSITIVE POWER 1,061,966 (1)
	10	SHARED DISPOSITIVE POWER 2,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,788 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	1,000 of these shares are held by Mr. Kirsch’s daughter, who shares the same household as Mr. Kirsch, in an account over which Mr. Kirsch serves as custodian.

(2)
1,000 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult son and 1,000 of these shares are subject to Mr. Kirsch’s’s investment power and held in an account for Mr. Kirsch’s adult daughter.

(3)
Includes 369,322 shares that are currently owned by the Ladurini Family Trust and subject to an option agreement, entered into as of March 2013, between the Ladurini Family Trust and Mr. Kirsch pursuant to which Mr. Kirsch may purchase, during a ten year exercise period, from the Ladurini Family Trust such shares for $8.00 per share, the initial public offering price of such stock, as to which Mr. Kirsch would have sole voting and sole dispositive power upon acquisition. As of the date of this statement, Mr. Ladurini is also the beneficial owner of these 369,322 shares.

(4)
Based upon 14,598,072 shares of the Issuer’s Common Stock issued and outstanding as of April 24, 2015 (the number of shares reported on the Issuer’s proxy statement on Schedule 14A for the 2015 annual meeting of the Issuer’s stockholders.

Explanatory Note

This amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2014, as amended by Amendment No. 1 thereto, filed with the SEC on September 26, 2014 (together, the “Amended 13D”). This Amendment is being filed to report a change in the beneficial ownership percentage of each Reporting Person (as defined below) as a result of a change in the number of outstanding shares of common stock, par value $0.01 per share (“Common Stock”) of Professional Diversity Network, Inc. (the “Issuer”) following the Issuer’s public offering in April 2015.

Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Amended 13D.

Item 1.	Security and Issuer:

Item 1 of the Amended 13D is amended and restated as follows.

This Statement is being filed by Daniel Ladurini and James Kirsch (together, the “Reporting Persons”) and relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

Item 2.	Identity and Background:

Item 2 of the Amended 13D is amended and restated as follows.

(a)-(c) Mr. Ladurini is an individual and serves as trustee of the Ladurini Family Trust.  His principal occupation is serving as Managing Partner of Fiumalbo Investors L.L.C. and his address is in Lake Forest, Illinois.

Mr. Kirsch is an individual whose principal occupation is serving as the Issuer’s chief executive officer and chairman of the board and his business address is 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

(d) and (e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration:

Item 3 of the Amended 13D is not supplemented or amended by this Amendment.

Item 4.	Purpose of Transaction:

Item 4 of the Amended 13D is not supplemented or amended by this Amendment.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Amended 13D is amended and restated as follows.

(a) This Schedule 13D relates to 3,353,007 shares of Common Stock owned by the Reporting Persons in the aggregate. Based upon 14,598,072 shares of the Issuer’s Common Stock issued and outstanding as of April 24, 2015 (the number of shares reported on the Issuer’s proxy statement on Schedule 14A for the 2015 annual meeting of the Issuer’s stockholders), the Reporting Persons own 23.0% of the Issuer’s outstanding Common Stock.

(b)

(A)	Daniel Ladurini

	(i)	Amount beneficially owned:		2,290,541 (1)

	(ii)	Percent of class:		15.7%

	(iii)	Number of shares as to which the person has:

		(w)	Sole power to vote or to direct the vote:	2,290,541 (1)

		(x)	Shared power to vote or to direct the vote:	0

		(y)	Sole power to dispose or to direct the disposition of:	2,290,541(1)

		(z)	Shared power to dispose or to direct the disposition of:	0

(1) Includes 2,071,781 shares held by the Ladurini Family Trust, for which Daniel Ladurini is Trustee. Mr. Ladurini holds voting and dispositive power over the shares held by the Ladurini Family Trust. Prior to the consummation of the Issuer’s initial public offering in March 2013, the Ladurini Family Trust entered into option agreements with certain of the Issuer’s directors and officers pursuant to which such directors and officers may purchase, during a ten year exercise period, from the Ladurini Family Trust, up to 10% of the Issuer’s shares of Common Stock held by the Ladurini Family Trust, at $8.00 per share, the initial public offering price.

(B)	James Kirsch

	(i)	Amount beneficially owned:		1,433,288 (1)(2)(3)

	(ii)	Percent of class:		9.8%

	(iii)	Number of shares as to which the person has:

		(w)	Sole power to vote or to direct the vote:	1,061,966 (2)

		(x)	Shared power to vote or to direct the vote:	2,000 (3)

		(y)	Sole power to dispose or to direct the disposition of:	1,061,966 (2)

		(z)	Shared power to dispose or to direct the disposition of:	2,000 (3)

(1) Includes 369,322 shares that are currently owned by the Ladurini Family Trust and subject to an option agreement, entered into as of March 2013, between the Ladurini Family Trust and Mr. Kirsch pursuant to which Mr. Kirsch may purchase, during a ten year exercise period, from the Ladurini Family Trust such shares for $8.00 per share, the initial public offering price of such stock, as to which Mr. Kirsch would have sole voting and sole dispositive power upon acquisition. As of the date of this statement, Mr. Ladurini is also the beneficial owner of these 369,322 shares.

(2) 1,000 of these shares are held by Mr. Kirsch’s minor daughter, who shares the same household as Mr. Kirsch, in an account over which Mr. Kirsch serves as custodian.

(3) 1,000 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult son and 1,000 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult daughter.

(c) No Reporting Persons have effected any transactions in securities of the Issuer during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Amended 13D is amended and supplemented as follows:

In connection with the Issuer’s recent public offering of its Common Stock on the NASDAQ Capital Market, each Reporting Person entered into a Lock-up Agreement, dated as of April 16, 2015 (each, a “Lock-up Agreement”), with Aegis Capital Corp., the Issuer’s sole book-running manager with respect to such public offering of Common Stock. Each Lock-up Agreement, among other things, restricts the Reporting Person party thereto from offering, selling or otherwise transferring or disposing of any shares of Common Stock held by such Reporting Person until July 15, 2015, the day that is 90 days after the date of the final prospectus supplement pertaining to such public offering.

The information set forth in, or incorporated by reference into, Items 4 and 5 of this Amendment is incorporated by reference herein. Other than as described in this Amendment or the Amended 13D, the agreements incorporated by reference herein or therein and set forth as exhibits hereto or thereto, and any option award agreements entered into between the Issuer and any Reporting Person in such Reporting Person’s capacity as an employee of the Issuer, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits:

The following is filed herewith as an Exhibit to this Amendment:

Exhibit No.	Description
99.a
Joint Filing Agreement by and among Daniel Ladurini, James Kirsch, and Rudy Martinez, dated as of July 11, 2014 (incorporated herein by reference to Exhibit 99.c to the Schedule 13D filed by the Reporting Persons with the SEC on July 14, 2015)

99.b	Lock-up Agreement, dated as of April 16, 2015, between Daniel Ladurini and Aegis Capital Corp.
99.c	Lock-up Agreement, dated as of April 16, 2015, between James Kirsch and Aegis Capital Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 1, 2015.

By:	/s/ Daniel Ladurini
Daniel Ladurini

By:	/s/ James Kirsch
James Kirsch